Exhibit 11.1

U.S. Restaurant Properties, Inc.

Earnings Per Share Computation

	Three Months Ended June 30,		Six Months Ended June 30,
(In thousands, except per share amounts)	2002	2001	2002	2001

Net income (loss) from continuing operations before discontinued operations and extraordinary item	$1,785	$1,941	$4,427	$(17,601)
Dividends on preferred stock	(1,775)	(1,775)	(3,551)	(3,551)
Net income (loss) from continuing operations	10	166	876	(21,152)
Income (loss) from discontinued operations	(517)	(154)	791	(191)
Extraordinary loss	—	—	—	(340)
Net income (loss) allocable to common stockholders	$(507)	$12	$1,667	$(21,683)

Basic and diluted net income (loss) per share:
Income (loss) from continuing operations	$—	$0.01	$0.04	$(1.19)
Income (loss) from discontinued operations	(0.03)	(0.01)	0.04	(0.01)
Extraordinary loss	—	—	—	(0.02)
Net income (loss) per share allocable to common stockholders	$(0.03)	$—	$0.08	$(1.22)

Weighted average shares outstanding
Basic	19,561	17,886	19,540	17,711
Diluted	19,794	18,137	19,766	17,711

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